Exhibit I-1(a)(iii)

3 June 2010

To the shareholders of Maconomy A/S

Deltek, Inc., Herndon, Virginia, USA, a United States corporation and public company listed on the NASDAQ Global Select Market, has resolved to make a cash tender offer for all of the outstanding shares of Maconomy A/S.

The tender offer price is DKK 20.50 per Maconomy share. The Maconomy board of directors has unanimously recommended the tender offer to Maconomy’s shareholders.

Tender Offer

•	The consideration offered under the tender offer is DKK 20.50 in cash per Maconomy share.

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The offer price represents a premium of approximately 49.6 percent over the closing share price of the Maconomy shares on 1 June 2010, the last stock exchange day before the publication of an announcement by Maconomy concerning rumours in the press about the tender offer.

•	The tender offer will expire on Thursday, 1 July 2010. If the conditions of the tender offer are either met or waived at this time, settlement is expected on or before Friday, 9 July 2010.

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For more information about the tender offer, including information on all terms and conditions and instructions on how to accept the tender offer, reference is made to the enclosed tender offer document.

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Shareholders wishing to accept the tender offer are requested to use the acceptance form attached to the enclosed tender offer document. Acceptance must be notified to your own custodian bank or stockbroker in due time for the custodian bank or stockbroker to process and submit the acceptance to Nordea Bank Danmark A/S on Thursday, 1 July 2010 at 08.00 p.m. CET at the latest.

On behalf of Deltek, Inc.

Kevin Parker,

Chairman of the Board, President and CEO of Deltek, Inc.